Exhibit 99.1

USA RARE EARTH, INC.

(Nasdaq: USAR)

FOR IMMEDIATE RELEASE

April 20, 2026

USA Rare Earth Announces Definitive Agreement to Acquire Serra Verde Group for ~$2.8 Billion, Creating the Global Rare Earth Leader

Secures One of the Industry’s Most Strategic Operations as the Only Scaled Producer of all Four Magnetic Rare Earth Elements Outside Asia, along with a 15-Year 100% Offtake Agreement with a Special Purpose Vehicle Capitalized by Various U.S. Government Parties, as well as Private Capital Sources and Including Specific Price Floors for Nd, Pr, Dy and Tb

Serra Verde Expected to Deliver $550-$650 million of Annualized Run-Rate EBITDA by the end of 2027;1 Combined Company Expected to Generate c.$1.8 billion of EBITDA in 2030

Combined Company Benefits from a Robust Balance Sheet with Pro-forma Liquidity of c.$3.2 billion2

Best-in-Class Capabilities Across Mining, Processing, Separation, Metallization and Magnet Making with Broad-Based Support from Multiple U.S. Government Agencies and Allies

Further Strengthens USA Rare Earth’s Leadership and Critical Minerals Expertise Through the Addition of Sir Mick Davis (Chairman, Serra Verde) and Thras Moraitis (CEO, Serra Verde) to the Board. Mr. Moraitis Will also Become President of USA Rare Earth

USA Rare Earth to Host Conference Call at 8:30am ET

STILLWATER, Okla., April 20, 2026 (GLOBE NEWSWIRE) — USA Rare Earth, Inc. (Nasdaq: USAR) (“USAR”, “USA Rare Earth”, or the “Company”) today announced a definitive agreement to acquire 100% of Serra Verde Group (“Serra Verde”), owner of the Pela Ema rare earth mine and processing plant in Goiás, Brazil. The transaction consideration consists of $300 million in cash and 126.849 million shares of newly issued USAR common stock, which at USAR’s closing share price of $19.95 as of Friday, April 17, 2026, implies an equity value of c.$2.8 billion for Serra Verde. The acquisition is expected to close in the third quarter of 2026, subject to customary closing conditions and regulatory approvals.

Barbara Humpton, Chief Executive Officer of USA Rare Earth, stated: “The acquisition of Serra Verde represents a transformational step in delivering on our ambition to build a global champion and the partner of choice in rare earth elements, oxides, metals and magnets. Serra Verde’s Pela Ema mine is a one-of-a-kind asset and the only producer outside Asia capable of supplying all four magnetic rare earths at scale, together with other vital REEs, such as Yttrium. Serra Verde’s global importance is evidenced by its 15-year offtake agreement with a special purpose vehicle capitalized by various U.S. Government entities, as well as private capital sources, for 100% of its Phase 1 Nd, Pr, Dy and Tb production.

[1]	Based on average total rare earth oxide (“TREO”) production, after Lanthanum removal, of c.4,400 metric tons per year and illustrative average TREO basket price of c.$190/kg (based on Argus projections as of December 2025) during Phase 1; assume BRL / USD foreign exchange ratio of 5.91 as of BBG Forward Curve in December 2025
2	Includes c.$1.6 billion in U.S. Department of Commerce equity and debt commitments under the non-binding Letter of Intent (“LOI”) announced in January 2026

By combining Serra Verde’s world-class operations and team with our processing, separation, metallization and magnet-making capabilities, we are advancing our goal of creating a fully integrated platform that will serve as a cornerstone of global rare earth supply security for decades to come.”

Thras Moraitis, Chief Executive Officer of Serra Verde Group, stated: “Rare earths represent a strategic nexus where national and energy security, and technological supremacy, converge. The Western rare earth sector stands at a critical inflection point, as governments and strategic industries urgently seek reliable sources of critical rare earths—particularly scarce heavy rare earths.

Over Serra Verde’s 15-year journey, our team has remained steadfastly focused on building a scaled, responsible source of these vital materials that power forward-facing technologies. Joining forces with USA Rare Earth accelerates the realization of our shared vision: establishing a secure, diversified global rare earth supply chain.

We are excited to contribute our operational expertise, government partnerships, and significant growth potential to this combined platform. Leveraging our proven track record and knowhow in upstream development, we will contribute to the development of USA Rare Earth’s Round Top project.

Together, we believe the combined company will deliver a fully integrated rare earth solution at scale, accelerate growth, and create enhanced value for all stakeholders—including shareholders, customers, employees, local communities, and governments spanning Brazil, the United States, and our Allies.”

Serra Verde’s product contains a high percentage of all four magnetic rare earths, including the most critical and highly valuable heavy rare earths (“HREEs”) Dysprosium (“Dy”), Terbium (“Tb”) and Yttrium (“Y”). The operation is fully permitted and entered production in 2024 following more than $1.1 billion in capital investment and critical operational learnings and experience in pioneering production of the first operating ionic clay deposit in the Western world.

Serra Verde has secured a $565 million financing package from the U.S. International Development Finance Corporation (“DFC”) to fully fund optimization and expansion initiatives through to positive cash flow. In addition, Serra Verde has secured a 15-year, 100% offtake agreement to supply a special purpose vehicle capitalized by various U.S. Government agencies, as well as private capital sources (the “SPV”) with all four of the magnetic rare earths that are required to make a permanent NdFeB magnet. This offtake includes guaranteed minimum floor prices for each of Nd, Pr, Dy and Tb, which helps to de-risk cash flows and provides access to shared upside.

At Phase 1 nameplate capacity, expected to be achieved by the end of 2027, Serra Verde is projected to produce c.6,400 metric tons of TREO per year. On the basis of 100% separated oxide sales, Serra Verde is expected to achieve an annualized run-rate EBITDA of $550-$650 million by the end of 2027.3

Strategic Highlights of a Transformational Combination:

●	Secures the only large-scale producer of vital HREEs outside Asia: Serra Verde production is expected to represent over 50% of total non-China HREE supply by 2027, with significant growth potential with Phase 2 expansion.

●	Creates the leading global rare earth platform: With the addition of Serra Verde’s producing Pela Ema rare earth mine and processing plant, the combined company will have active operating capabilities across the entire light and heavy rare earth supply chain, including mining, processing, separation, metallization and magnet making.

●	Platform includes significant growth and returns opportunities, including:

●	Upstream scalability: potential doubling of Run-of-Mine (“ROM”) production at Pela Ema mine through Phase 2 expansion; complementary development and production ramp up of HREEs and critical minerals at USAR’s Round Top project.

●	Technical leadership in processing: access to best-in-class separation and processing IP and capabilities via the strategic partnership with Carester and the development of a dedicated third-party mixed rare earth carbonate (“MREC”) separation line.

●	Build out of strategic, non-China metallization capacity: scaling global metal, alloy, and strip-cast output by expanding Less Common Metal’s (“LCM”) footprint across France, the U.S. and other markets.

●	Downstream market reach: increasing magnet-manufacturing capacity to fulfill the specialized requirements of the growing number of advanced industrial partners that seek a reliable source of supply.

●	The combination helps to de-risk upstream supply:

●	Serra Verde is projected to produce an average of c.6,400 metric tons of TREO per year from Phase 1 and has the potential to double ROM production through Phase 2 expansion.

●	15-year, 100% offtake agreement with the SPV for all four magnetic rare earths, along with contractual price floors for each of Nd, Pr, Dy and Tb.

●	Serra Verde’s Phase 1 expansion and optimization is fully funded through to positive cash flow with $565 million in DFC financing.

[3]	Based on average TREO production, after Lanthanum removal, of c.4,400 metric tons per year and illustrative average TREO basket price of c.$190/kg (based on Argus projections as of December 2025) during Phase 1; assume BRL / USD foreign exchange ratio of 5.91 as of BBG Forward Curve in December 2025

●	Accelerates and enhances USA Rare Earth’s EBITDA and cash-flow generation: On the basis of 100% separated oxide sales, Serra Verde is expected to achieve an annualized run-rate EBITDA of $550-$650 million by the end of 2027.[4] On a longer-term basis, the combined company is expected to generate c.$1.8 billion of annualized EBITDA by the end of 2030 with c.80% cash flow conversion.

●	Robust balance sheet with more than $3.2 billion[5] of pro-forma liquidity: The combined company expects pro forma cash and cash equivalents of c.$1.2 billion with access to a further c.$1.8 billion in milestone-based liquidity from DFC and U.S. Department of Commerce[5] loan facilities.

●	Strong government support: The combined company will benefit from U.S. and Allied partnerships across multiple government departments and agencies and constructive Brazilian local, state and federal government relationships.

●	Enhanced expertise: Sir Mick Davis, Chairman of Serra Verde and former CEO of Xstrata plc to join as a Board Director, and Thras Moraitis, CEO of Serra Verde, also a former Xstrata executive with a 40-year involvement with the mining and metals industry, to join as President and a Board Director. Michael Blitzer will continue as Chairman of the Board. Barbara Humpton will continue as CEO and Board Director. Rob Steele will continue as CFO.

Transaction Advisors

Moelis & Company LLC is acting as exclusive financial advisor and Latham & Watkins LLP is acting as legal counsel for USA Rare Earth. Goldman Sachs & Co. LLC is acting as exclusive financial advisor and White & Case LLP is acting as legal counsel for Serra Verde. Allen Overy Shearman Sterling US LLP is acting as legal counsel for the shareholders of Serra Verde.

Analyst Conference Call

USAR will host a conference call today at 8:30am ET to discuss the announced transaction. The conference call and related presentation will be accessible through a live webcast on the Company’s investor relations website at investors.usare.com. A replay of the webcast will also be available on its website.

[4]	Based on Average TREO production, after Lanthanum removal, of c.4,400 metric tons per year and illustrative average TREO basket price of c.$190/kg (based on Argus projections as of December 2025) during Phase 1; assume BRL / USD foreign exchange ratio of 5.91 as of BBG Forward Curve in December 2025
[5]	Includes c.$1.6 billion in U.S. Department of Commerce equity and debt commitments under non-binding the LOI announced in January 2026

LIVE CONFERENCE CALL:

Monday, April 20, 2026, at 8:30 AM ET

U.S. / Canada Toll-Free: +1 (833) 890-8030

Local / International Toll: +1 (412) 564-6268

CONFERENCE CALL REPLAY:

Available approximately three hours after conclusion of the live call.

Expiration: May 20, 2026

U.S. / Canada Toll-Free: +1 (855) 669-9658

Local / International Toll: +1 (412) 317-0088

Access code: 4512864

About USA Rare Earth

USA Rare Earth, Inc. (Nasdaq: USAR) is building a fully integrated rare earth and permanent magnet value chain across the United States, United Kingdom, France and Brazil. Through its ownership of Less Common Metals (LCM), one of the world’s leading producers of rare earth metals and alloys, its development of magnet manufacturing capacity in Stillwater, Oklahoma, the Pela Ema mine in Brazil and the Round Top deposit in Texas, USA Rare Earth operates across the entire value chain from mining to metal-making, alloy production and neodymium magnet manufacturing. USA Rare Earth is establishing a secure, Western-aligned supply of materials essential to the aerospace and defense, semiconductor, energy, data center, physical AI, mobility, healthcare and industrial sectors.

For more information, visit www.usare.com.

About Serra Verde Group

Serra Verde is the only large-scale producer outside Asia of all four magnetic rare earths including the most critical and highly valuable heavy rare earths Dy, Tb and Y. These materials are key to permanent magnet production for electric vehicles, wind turbines, robots, drones, high-efficiency air conditioners as well as other forward-facing technology applications in semiconductor, defense, nuclear, aerospace and other critical industries.

Serra Verde has a highly experienced team with an unrivalled track record for creating value by developing, operating and growing businesses in energy and materials. Commercial production at Serra Verde’s Pela Ema mine and processing plant commenced in early 2024 and operations are currently being optimized and expanded, enabling a sustained lower operating cost profile and enhancing its product for new markets. Serra Verde is expected to produce c. 6,400 metric tons of TREO per year and a potential Phase 2 expansion which could double ROM production before 2030 is under current consideration.

Serra Verde has strong sustainability credentials due to the advantageous geology of the Pela Ema deposit, its low impact operations which do not generate wet tailings, access to renewable electricity and use of biofuels, high quality infrastructure, skilled workforce and strong community relations. Serra Verde is committed to operating in a responsible and sustainable manner, applying best-in-class management practices and leading industry standards and has achieved over 3 years without a Lost-Time Injury. Serra Verde employs over 350 people, excluding contractors, 66% of whom are from the local community.

Serra Verde is backed by leading institutional investors including Denham Capital, Vision Blue Resources and The Energy & Minerals Group.

Contacts

Investor Relations: JB Lowe, VP Investor Relations, ir@usare.com

Media Relations: Dan Moore / Scott Bisang, Collected Strategies, USAR-CS@collectedstrategies.com

Media Relations for Serra Verde Group: Michael Oke / Andy Mills, Aura Financial serraverde@aura-financial.com +44 207 321 0000

Non-GAAP Financial Information

This press release includes certain non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that may be different from non-GAAP financial measures used by other companies. These non-GAAP financial measures include EBITDA, which is defined as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization. We believe that EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as management. However, these non-GAAP financial measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, operating profit, net cash provided by operating activities, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business has material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled as the same or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate our non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider our non-GAAP financial measures alongside other financial performance measures, including net income, net cash provided by operating activities and our other financial results presented in accordance with GAAP. We do not provide quantitative reconciliation of forward-looking, non-GAAP financial measures to the most directly comparable GAAP financial measure because it is difficult to reliably predict or estimate the relevant components without unreasonable effort due to future uncertainties that may potentially have significant impact on such calculations, and providing them may imply a degree of precision that would be confusing or potentially misleading.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include those relating to the proposed acquisition of Serra Verde Group (“SVG”), the expected timing and completion of the acquisition, the expected benefits of the acquisition including anticipated financial results and synergies, projections regarding SVG’s production of total rare earth oxide and generation of EBITDA, the integration of SVG’s operations, projections and run-rate information regarding the combined company’s EBITDA, and the combined company’s ability to achieve positive cash flow, our anticipated operating and financial performance; our business plans, strategy, goals and prospects; our plans for and prospects of our other acquisitions, investments and other business development activities, including the announced SVG, Carester and TMRC transactions; our plans for capital raising activities, including from the U.S. government; and our ability to successfully capitalize on growth opportunities and prospects. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as “will,” “may,” “could,” “should,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “predict”, “intend,” “plan,” “believe,” “aim,” “build,” “continue”, “potential”, “vision,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks and uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from our expectations, including without limitation: risks that proposed transactions with SVG, Carester and TMRC may not be consummated on their anticipated timelines or at all; we may not realize the anticipated benefits of our proposed and prior acquisitions, including expected synergies, financial performance, estimated EBITDA and, in the case of Serra Verde, integration of operations, on the anticipated timeline or at all; the ability of our Stillwater magnet manufacturing facility to commence commercial operations on the timing and with the production capacity anticipated or at all; our limited operating history; our ability to commercially extract minerals from the Round Top deposit on our anticipated timeline or at all; risks that we may experience delays, unforeseen expenses, increased capital costs, and other complications while developing our projects; our ability to raise necessary capital on acceptable terms or at all; potential dilution to existing stockholders and adverse effect on our stock price if we issue additional common stock or equity-linked securities; the volatility of our stock price; our ability to enter into definitive agreements for the proposed U.S. Government financing, which is subject to conditions precedent and final government approvals, on the anticipated terms or at all and, if executed, to satisfy the milestones and other conditions of such financing, which could impose conditions to access such financing over a period of time; the availability of rare earth oxide, metal feedstock and other materials, utilities (including power and water) and equipment in quantities and prices that allow us to develop and commercially operate our Stillwater facility and other facilities; our ability to meet individual customer specifications and produce a consistently high quality product; fluctuations in demand for and prices of neo magnets and our other products, including without limitation as a result of dumping, predatory pricing and other tactics by the Company’s competitors or state actors or the overall competitive environment; our ability to achieve positive cash flow or profitability or the ability to access cash flow within our corporate structure due to restrictions contained in our financing agreements; our ability to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our neo magnets and other products into definitive orders; geopolitical developments or disruptions, such as changes in the political environment, export/import or environmental policy of the People’s Republic of China, the United States or other countries in which we operate or sell products or otherwise; war, terrorism, natural disasters or public health emergencies; our ability to retain or recruit key personnel; environmental, health and safety regulations; and our ability to comply with requirements for federal, state and local government incentives and financing.

Additional risks and detailed information regarding factors that may cause actual results to differ materially has been and will be included in the Company’s filings with the SEC, including the Company’s most recently filed Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and subsequent filings. Any forward-looking statements speak only as of the date of this press release (or such other date as is specified in such statements), and the Company undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments.

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